EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with China Liberal Education Holdings Limited’s (the “Company”, “we”, “our”, or “us”) condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Special Note Regarding Forward-looking Statements

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Item 3. Key Information—D. Risk Factors” section included in our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2024. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

1

Results of Operations for the Six Months Ended June 30, 2024 and 2023

The following table summarizes our results of operations for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
	2024	2023	Variance
	Amount	Amount	Amount	%
Revenue	$885,804	$1,358,617	$(472,813)	(34.8%)
Cost of revenue	(135,008)	(499,788)	(364,780)	(73.0%)
Gross profit	750,796	858,829	(108,033)	(12.6%)
Allowance for doubtful accounts and inventories	(2,563,577)	(24,554)	2,539,023	10,340.6%
Selling expenses	(44,662)	(111,098)	(66,436)	(59.8%)
General and administrative expenses	(2,700,351)	(1,463,385)	1,236,966	84.5%
Loss from operations	(4,557,794)	(740,208)	5,298,002	515.7%
Interest income	562	975	(413)	(42.4%)
Interest expenses	(162,884)	(119,479)	43,405	36.3%
Government subsidy income	50,891	-	50,891	100.0%
Other (expenses) income, net	(55,548)	262,403	(317,951)	(121.2%)
Loss before income tax	(4,724,773)	(596,309)	4,128,464	692.3%
Income tax expenses	-	(1,966)	(1,966)	(100.0%)
Net loss from continuing operations	$(4,724,773)	$(598,275)	$4,126,498	689.7%
Discontinued operations
Net income from discontinued operations, net of tax	-	974,486	(974,486)	(100.0%)
Net (loss) income	$(4,724,773)	$376,211	$(5,100,984)	(1,355.9%)

Revenue for the first six months of 2024 decreased by $0.5 million, or 34.8%, to $0.9 million, from $1.4 million for the same period of last year. The decrease in our revenue was mainly attributable to the decrease in revenue from technological consulting services for smart campus solutions in the first half of 2024, compared to the first half of 2023.

2

The Company’s revenue by service type is as follows:

	For the six months ended June 30,
	2024		2023		Variances
	Amount	%	Amount	%	Amount	%
Revenue from tailored job readiness training services	$861,647	97.3%	$944,944	69.6%	(83,297)	(8.8%)
Revenue from Technological Consulting Services for Smart Campus Solutions	10,681	1.2%	413,673	30.4%	(402,992)	(97.4%)
Revenue from textbook and course material sales	13,476	1.5%	-	-	13,476	100.0%
Total revenue	$885,804	100.0%	$1,358,617	100.0%	$(6,385,017)	(34.8%)

Revenue from tailored job readiness training services

The revenue from tailored job readiness training services decreased by $83,297, or 8.8% to $0.86 million for the six months ended June 30, 2024 from $0.94 million for the same period of last year, which was mainly attributed to the loss of certain customers, which reduced revenue contribution from tailored job readiness training services.

Revenue from Technological Consulting Services for Smart Campus Solutions

Our revenue from providing smart campus related technological consulting service decreased by $0.4 million, or 97.4%, to $10,681 for the six months ended June 30, 2024, from $0.4 million for the same period of last year. The decrease was primarily because of two projects were completed for the six months ended June 30, 2024 as compared to six completed projects for the same period of last year. Also, the size and the scope of the projects carried out in the six months ended June 30, 2024 were smaller compared those completed in the six months ended June 30, 2023, and the service fees charged by us decreased accordingly.

Revenue from textbooks and course material sales

In order to ensure the quality of course content delivered to students and to meet international standards, we developed, edited, and published 12 English textbooks and course materials with an emphasis on language training, and distributed these materials to students enrolled with Fuzhou Melbourne Polytechnic, a three-year college in China (“FMP”) and Strait College of Minjiang University, a four-year university in China (“Strait College”). In 2021, we engaged a publisher to handle the printing of these textbooks and course materials. Under our arrangement with the publisher, we charge 8% royalties for each book and we do not receive royalties for the first 5,100 copies of each book. Our revenue from textbooks and course material sales increased by $13,476, or 100.0%, to $13,476 for the six months ended June 30, 2024 from nil for the same period of last year. The increase was mainly attributed to the increased demand for our textbooks and course materials. According to our agreement with the publisher, we will be able to receive a fee only when the number of copies printed by the publisher exceed a pre-determined volume.

3

Cost of revenues

Our overall cost of revenue decreased by $0.36 million, or 73.0%, to $0.14 million for the six months ended June 30, 2024 from $0.5 million for the same period of last year, primarily due to reduced average size and scope of the technology consulting projects completed in the six months ended June 30, 2024. Accordingly, costs associated with hardware and components installation in Technology Consulting Services for Smart Campus related projects decreased significantly when comparing the six months ended June 30, 2024 to the six months ended June 30, 2023. Our cost of revenue accounted for 15.2% and 36.8% of our total revenue for the six months ended June 30, 2024 and 2023, respectively.

Gross profit

Overall gross profit decreased by $0.1 million, or 12.6%, to $0.75 million for the six months ended June 30, 2024 from $0.86 million for the same period of last year, while gross profit margin increased by 21.5% to 84.8% for the six months ended June 30, 2024 from 63.2% for the same period of last year. The decrease in gross profit was primarily due to a decrease in gross profit contribution from smart campus related technological consulting services, which mainly resulted from the decrease in average project size and average gross profit per project for the six months ended June 30, 2024 compared to the same period of last year.

Allowance for doubtful accounts

We maintain allowance for doubtful accounts for estimated losses. We review our accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider various factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. For the six months ended June 30, 2024 and 2023, allowance for doubtful accounts was $2.56 million and $24,554, respectively. The allowance for doubtful accounts for the six months ended June 30, 2024 were mainly related to working capital provided for the two colleges, FMP and Strait College, which were expected to have collectability issues and allowance for doubtful accounts were made for the estimated losses.

Selling expenses

Selling expenses decreased by $0.07 million, or 59.8%, to $0.04 million for the six months ended June 30, 2024 from $0.11 million for the same period of last year. The decrease in selling expenses was primarily attributable to the decrease in salaries and related costs of marketing staff which caused by reduction of three staff in the marketing department.

4

General and administrative expenses

General and administrative expenses increased by $1.2 million, or 84.5%, to $2.7 million for the six months ended June 30, 2024 from $1.5 million for the same period of last year, primarily due to share based compensation expense of $1.2 million incurred in the six months ended June 30, 2024.

Interest expenses

Interest expenses increased by $43,405, or 36.3%, to $0.16 million for the six months ended June 30, 2024 from $0.12 million for the same period of last year, primarily due to interest expenses on short-term bank loans, loans from third parties and loans from a related party.

Government subsidy income

Government subsidy income increased by $0.05 million, or 100%, to $0.05 million for the six months ended June 30, 2024 from nil for the same period of last year, primarily due to value-added tax refund from the tax authority.

Other (expense) income, net

Other expenses increased by $0.3 million, or 121.2%, to $0.06 million for the six months ended June 30, 2024 from other income of $0.26 million for the same period of last year, primarily due to forfeiture of advance from a supplier of $0.3 million due to project cancellation in 2023.

Income tax expenses

Income tax expenses were nil and $1,966 for the six months ended June 30, 2024 and 2023, respectively, as the operating entities in China did not generate taxable income in the six months ended June 30, 2024.

Net loss from discontinued operations

Due to the unsatisfactory business performance of the two colleges operated by Wanwang’s subsidiaries in the 2022 academic year, and uncertainties surrounding the ability of Wanwang’s subsidiaries to continue operating and exercising control over Strait College, as a result of an expected change in governmental policies in the near future, the board of directors of the Company believed it was in the best interests of the Company and its shareholders to restructure the transactions contemplated by that certain stock purchase agreement entered into by among the Company, Xiaoshi Huang and Thrive Shine Limited, dated September 2, 2022  (as amended, the “Stock Purchase Agreement”).

On December 28, 2023, the Company entered into a share transfer agreement (the “Share Transfer Agreement”) with Wanwang and Xiaoshi Huang, pursuant to which the Company agreed to transfer all of the equity interests in Wanwang to Xiaoshi Huang in consideration for US$40 million. Xiaoshi Huang also agreed to unconditionally and irrevocably release and discharge the Company and all of the Company’s related parties from any and all claims, debts, obligations and liabilities arising from or in connection with the certain payments under the Stock Purchase Agreement. Additionally, parties to the Share Transfer Agreement agreed that the results of operations of Wanwang from the closing of the transactions contemplated by the Stock Purchase Agreement up to August 31, 2023 shall be consolidated into the Company’s results of operations, and since September 1, 2023, results of operations of Wanwang and any income or losses incurred by Wanwang shall be borne by Xiaoshi Huang.

In accordance with ASC 205-20, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as discontinued operations. When all of the criteria to be classified as discontinued operations are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and non-current liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

Net loss from discontinued operations were mainly related to the above-mentioned disposition.

Net (loss) income

As a result of foregoing, net loss was $4.7 million for the six months ended June 30, 2024, compared to net income of $0.38 million for the six months ended June 30, 2023. Basic and diluted loss per share were $2.04 for the six months ended June 30, 2024, compared to basic and diluted earnings per share of $0.18 for the same period of last year.

5

Liquidity and Capital Resources

As of June 30, 2024, we had cash of $84.1 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months and in the foreseeable future. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows

The following table provides detailed information about our net cash flows for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
	2024	2023
Net cash used in operating activities from continuing operations	$(1,282,746)	$(1,724,845)
Net cash provided by investing activities from continuing operations	40,000,000	-
Net cash provided by financing activities from continuing operations	25,069,618	1,246,545
Effect of changes of foreign exchange rates on cash	22,356	2,497
Net increase (decrease) in cash	63,809,228	(475,803)
Cash, beginning of period	20,337,847	12,121,824
Cash, end of period	$84,147,075	$11,646,021

Operating Activities

Net cash used in operating activities was $1.3 million for the six months ended June 30, 2024, primarily attributable to net loss of $4.7 million, and a decrease of accrued expenses and other current liabilities of $0.4 million, as partially offset by a decrease in advance to suppliers of $3.1 million and share-based compensation of $1.3 million.

Investing Activities

For the six months ended June 30, 2024, net cash provided by investing activities amounted to $40.0 million, primarily due to the receipt of $40.0 million from Xiaoshi Huang.

Financing Activities

Net cash provided by financing activities amounted to $25.1 million for the six months ended June 30, 2024, primarily due to net proceeds of $24.9 million received from the issuance 25,000,000 ordinary shares of $1.00 per share.

Indebtedness.

We did not have any finance leases or purchase commitments, guarantees or other material contingent liabilities.

Off-Balance Sheet Arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

6